UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

scPharmaceuticals Inc.

(Name of Subject Company)

scPharmaceuticals Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

John H. Tucker

President and Chief Executive Officer

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

(617) 517-0730

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Wesley Holmes

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by scPharmaceuticals Inc., a Delaware corporation (“scPharmaceuticals” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025, relating to the tender offer by Seacoast Merger Sub, Inc. a Delaware corporation (“Purchaser”) and direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a price of (i) $5.35 per Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share, which represents the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones specified on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”), entered into with Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company (the “Rights Agent”) (which is further discussed in the subsection below entitled “Arrangements with Purchaser and Parent – Contingent Value Rights Agreement”) (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Item 8. Additional Information”:

The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern time, on October 6, 2025 (the “Expiration Date”). Purchaser was advised by Broadridge Corporate Issuer Solutions, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Date, a total of 39,933,692 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h) of the DGCL)) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 73.47% of the outstanding Shares as of the Expiration Date. In addition, the Depositary has advised that, as of the Expiration Date, Notices of Guaranteed Delivery had been delivered with respect to 5,930,025 additional Shares, representing approximately 10.91% of the total outstanding Shares as of immediately prior to the Expiration Time.

As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied. Promptly after the Expiration Date, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Promptly following the Expiration Date and Purchaser’s acceptance for payment of the Shares pursuant to the Offer, Parent and Purchaser completed the Merger on October 7, 2025 pursuant to the Merger Agreement without any action by the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into the Company, with the Company continuing as the Surviving Company and a direct wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company, or by any of their respective subsidiaries (or held in the Company’s treasury), which were cancelled and ceased to exist, and no consideration was delivered in exchange therefor) was cancelled and ceased to exist, and (other than any Shares held by holders who were entitled to appraisal rights under Section 262 of the DGCL and who properly exercised and perfected such holder’s respective demands for appraisal and, as of the Effective Time, had not effectively withdrawn or lost such holder’s rights to such appraisal and payment under the DGCL), was converted into the right to receive the Offer Price, without interest, subject to any applicable withholding of taxes.

Following the consummation of the Merger, the Shares will be delisted from The Nasdaq Global Select Market, and trading of Shares is expected to be halted effective prior to the open of trading on October 7, 2025. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On October 7, 2025, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit Number	Description

(a)(5)(F)	Press Release issued by MannKind Corporation dated October 7, 2025 (incorporated by reference to Exhibit (a)(5)(G) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

scPharmaceuticals Inc.

By:	/s/ David Thomson
Name:	David Thomson
Title:	Secretary
Dated:	October 7, 2025